TENNYSON
NETWORKS LIMITED

02042425

July 8, 2002

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02 JUL -8 PM 10:53

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 8 July 2002 re Results of General Meeting.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED

FACSIMILE TRANSMISSION

TO:	Australian Stock Exchange Ltd Companies Announcements Office	FAX:	1300 300 021
DATE:	8 July 2002	PAGES:	2

RESULTS OF GENERAL MEETING

In accordance with Listing Rule 3.13.2 we provide details of resolutions decided on a show of hands at the General Meeting held 8 July 2002 in Melbourne:

	RESOLUTION	CARRIED	DEFEATED
1.	Ratification of issue of shares	X	
2.	Approval of issue of options to placement investors	X	
3.	Approval of issue of convertible notes to Mr Robert Pittorino	X	
4.	Approval of issue of options to Mr Robert Pittorino	X	
5.	Approval of issue of convertible notes to All-States Secretariat Pty Ltd	X	
6.	Approval of issue of options to All-States Secretariat Pty Ltd	X	

We attach a summary setting out details of proxies as required under Corporations Act section 251AA.

Rick A. Pullia
COMPANY SECRETARY

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VICTORIA 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
EMAIL tny@tennyson.com.au WEBSITE www.tennyson.com.au

TENNYSON
NETWORKS LIMITED

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Tennyson Networks Limited at its general meeting held on 8 July 2002.

RESOLUTION NUMBER	1.	2.	3.	4.	5.	6.
Total number of proxy votes exercisable by proxies validly appointed	24,672,330	24,672,330	24,672,330	24,672,330	24,672,330	24,672,330
Total number of proxy votes in respect of which the appointments specified that:						
• the proxy is to vote for the resolution	23,636,799	23,130,869	23,631,499	23,125,869	23,636,499	23,130,869
• the proxy is to vote against the resolution	114,975	620,905	120,275	625,905	115,275	620,905
• the proxy is to abstain on the resolution	0	0	0	0	0	0
• the proxy may vote at the proxy's discretion	920,556	920,556	920,556	920,556	920,556	920,556